

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2021

Linda Marbán
Chief Executive Officer
Capricor Therapeutics, Inc.
8840 Wilshire Blvd., 2nd Floor
Beverly Hills, CA 90211

>   **Re: Capricor Therapeutics, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed March 16, 2021**
>   **File No. 333-254363**

Dear Dr. Marbán:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kasey Robinson at 202-551-5880 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Life Sciences

cc: Robert Carlson, Esq.